                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                         Magellan Health Services Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559079108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

CUSIP No. 559079108                    13G
-------------------

----------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Barrow, Hanley, Mewhinney & Strauss, Inc.
             752403190
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2.                                                                         (a) [_]
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                           (b) [_]
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3.           SEC USE ONLY
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4.           CITIZENSHIP OR PLACE OF ORGANIZATION

             A Nevada corporation
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  NUMBER OF        5.  SOLE VOTING POWER
    SHARES             480,300 shares
 BENEFICIALLY
   OWNED BY        6.  SHARED VOTING POWER
     EACH              1,216,200 shares
  REPORTING
    PERSON         7.  SOLE DISPOSITIVE POWER
     WITH              1,696,500 shares

                   8.  SHARED DISPOSITIVE POWER
                       ----
----------------------------------------------------------------------------------
9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,696,500 shares
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10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES (See Instructions)
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11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.4%
----------------------------------------------------------------------------------
12.          TYPE OF REPORTING PERSON (See Instructions)
             IA
----------------------------------------------------------------------------------

                               Page 2 of 4 Pages

SCHEDULE 13G
------------

Item 1(a)  Name of Issuer:
             Magellan Health Services Inc.

     1(b)  Address of Issuer's Principal Executive Offices:
             3414 Peachtree Road, NE
             Suite 1400
             Atlanta, GA  30326

Item 2(a)  Name of Person Filing:
             Barrow, Hanley, Mewhinney & Strauss, Inc.

     2(b)  Address of Principal Business Office or, if none, Residence:
             One McKinney Plaza
             3232 McKinney Avenue, 15th Floor
             Dallas, TX  75204-2429

     2(c)  Citizenship:
             A Nevada corporation

     2(d)  Title of Class of Securities:
             Common Stock

     2(e)  CUSIP Number:
             559079108

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                The reporting person is an Investment Adviser registered under
                Section 203 of the Investment Advisers Act of 1940.

Item 4     Ownership:

     4(a)  Amount beneficially owned:
             1,696,500 shares

     4(b)  Percent of Class:
             5.4%

     4(c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote:
               480,300 shares

                               Page 3 of 4 Pages

        (ii)  Shared power to vote or to direct the vote:
                  1,216,200 shares

        (iii) Sole power to dispose or to direct the disposition of:
                  1,696,500 shares

        (iv)  Shared power to dispose or to direct the disposition of:
                  --

Item 5  Ownership of Five Percent or Less of a Class:
              Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

              The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
              Not Applicable.

Item 8  Identification and Classification of Members of the Group:
              Not Applicable.

Item 9  Notice of Dissolution of Group:
              Not Applicable.

Item 10 Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 BARROW, HANLEY, MEWHINNEY &
                                 STRAUSS, INC.


                                 By: /s/ Bryant M. Hanley,  Jr.
                                     Name:  Bryant M. Hanley, Jr.
                                     Title: President

February 11, 1999

                               Page 4 of 4 Pages